Exhibit 99.1

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

SAYONA MINING LIMITED

Date of this announcement

Thursday September 04, 2025

The +securities the subject of this notification are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Total number of +securities to be issued/transferred

		Total number of
ASX +security		+securities to be
code	Security description	issued/transferred	Issue date
New class - code	Options	408,541,913	04/09/2025
to be confirmed

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

SAYONA MINING LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2	Registered number type	Registration number
ABN		26091951978

1.3	ASX issuer code
SYA

1.4 The announcement is
New announcement

1.5	Date of this announcement

4/9/2025

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Previous Appendix 3B details:		Selected Appendix 3B to submit quotation request
Announcement Date and	Announcement Title
Time
12-Aug-2025 15:49	Update - Update - Proposed issue of	A placement or other type of issue
securities - SYA

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

Yes

2.3a.3 Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B

The options under the Appendix 3B are to be issued in two tranches. This Appendix 3G relates to the first tranche. The second tranche will be issued following receipt of FIRB approval.

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3A - number and type of +securities the subject of this notification (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

new unquoted class of security

Date the +securities the subject of this notification were issued

4/9/2025

Any other information the entity wishes to provide about the +securities the subject of this notification

See ASX announcement dated 12 August 2025 - https://announcements.asx.com.au/asxpdf/20250812/pdf/06ms80hw8w b2fw.pdf

Issue details

Number of +securities

408,541,913

Were the +securities issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Options were not issued for a cash consideration. However, each unlisted Option has an exercise price of $0.032 per Option.

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3C - number and type of +securities the subject of this notification (new class)

ASX +security code	+Security description
New class - code to be confirmed	Options
+Security type	ISIN code
Options

Date the +securities the subject of this notification were issued

4/9/2025

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

See ASX announcement dated 12 August 2025 - https://announcements.asx.com.au/asxpdf/20250812/pdf/06ms80hw8w b2fw.pdf

Options Details

+Security currency	Exercise price	Expiry date
AUD - Australian Dollar	AUD 0.03200000	31/12/2028

Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option

SYA : ORDINARY FULLY PAID

Any other information the entity wishes to provide about the +securities the subject of this notification

No

Issue details

Number of +securities

408,541,913

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

Total number of
ASX +security code and description	+securities on issue
SYA : ORDINARY FULLY PAID	23,108,800,818

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue
SYAAM : PERFORMANCE RIGHTS	265,684,880
SYAAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	2,234,482
New class - code to be confirmed : Options	408,541,913

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